Exhibit C
PLEDGE AGREEMENT
     THIS PLEDGE AGREEMENT (this “Agreement”), dated as of October 28, 2006, is made by Sunbird Limited, a company organized and existing under the laws of Cyprus (the “Pledgor”), and Open Joint-Stock Company “ALFA-BANK”, an open joint stock company organized and existing under the laws of the Russian Federation (the “Pledgee”).
PRELIMINARY STATEMENTS:
     (1) The Pledgor owns 10,731,707 (ten million seven hundred thirty one thousand seven hundred and seven) shares of common stock, par value $0.01 per share (the “Common Stock”), of Golden Telecom, Inc., a Delaware corporation (the “Company”).
     (2) The Pledgee, as lender, and Pledgor, as borrower, have entered into a loan agreement, dated the date hereof (the “Loan Agreement”), pursuant to which the Pledgee has provided a loan to the Pledgor.
     (3) The Pledgor has agreed to pledge 10,731,707 (ten million seven hundred thirty one thousand seven hundred and seven) shares of Common Stock (the “Pledged Shares”) to the Pledgee to secure the Pledgor’s obligations under the Loan Agreement.
STATEMENT OF AGREEMENT:
     NOW, THEREFORE, in consideration of these premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Pledgor hereby agrees with the Pledgee for the Pledgee’s benefit as follows:
     SECTION 1. Grant of Security. The Pledgor hereby assigns and pledges to the Pledgee for the Pledgee’s benefit, and hereby grants to the Pledgee for its benefit a security interest in, the following (collectively, the “Collateral”):
     (a) the Pledged Shares and the certificate(s) representing the Pledged Shares, and all instruments, cash, and other property from time to time received, receivable, or otherwise distributed in exchange for any or all of the Pledged Shares (the “Security Collateral”); and
     (b) all proceeds of any and all of the foregoing Collateral (including, without limitation, proceeds that constitute property of the types described in Section 1(a)).
     SECTION 2. Security for Obligations. This Agreement secures the payment of the obligations of the Pledgor, now or hereafter existing, under the Loan Agreement, whether for principal, interest, fees, expenses, or otherwise (all such obligations being the “Secured Obligations”). Without limiting the generality of the foregoing, this Agreement secures the payment of all amounts that constitute the Secured Obligations and would be owed by the Pledgor to the Pledgee under the Loan Agreement but for the fact that they are unenforceable or not allowable due to the existence of a bankruptcy, reorganization, or similar proceeding involving the Pledgor. Subject to Section 13 of this Agreement, should the Pledgor fail to timely perform the Secured Obligations, the Pledgee shall have the right to sell all or any part of the Collateral to any third person at its discretion and apply the proceeds towards the settlement of the overdue Secured Obligations in the order of their maturity.

     SECTION 3. Delivery of Security Collateral. All certificates or instruments representing or evidencing the Security Collateral shall be delivered to and held by or on behalf of the Pledgee pursuant hereto and shall be in suitable form for transfer by delivery, or shall be accompanied by duly executed instruments of transfer or assignment in blank, all in form and substance satisfactory to the Pledgee.
     SECTION 4. Representations and Warranties. The Pledgor represents and warrants as follows:
     (a) The chief place of business and chief executive office of the Pledgor and the office where the Pledgor keeps its records concerning the Collateral are located at Themistokli Dervi, 5, ELENION BUILDING, 2nd floor, P.C. 1066, Nicosia, Cyprus.
     (b) The Pledgor is the legal and beneficial owner of the Collateral free and clear of any lien, security interest, option or other charge or encumbrance except for any security interest created by this Agreement and the Shareholders Agreement, dated as of August 19, 2003, by and among the Company, the Pledgor, and the other parties thereto (the “Shareholders Agreement”).
     (c) This Agreement and the pledge of the Security Collateral pursuant hereto create a valid security interest in the Collateral securing the payment of the Secured Obligations and all actions necessary or desirable to perfect such security interest have been duly taken.
     SECTION 5. Further Assurances.
     (a) The Pledgor agrees that from time to time, at the expense of the Pledgee, it shall promptly execute and deliver all further instruments and documents, and take all further action, that may be necessary or desirable, or that the Pledgee may reasonably request, in order to perfect and protect any pledge, assignment, or security interest granted or purported to be granted hereby or to enable the Pledgee to exercise and enforce its rights and remedies hereunder with respect to any Collateral.
     (b) The Pledgor hereby authorizes the Pledgee to file one or more financing, continuation statements or similar documents required by applicable law and amendments thereto, relating to all or any part of the Collateral without the signature of the Pledgor where permitted by law.
     (c) The Pledgor shall furnish to the Pledgee from time to time statements and schedules further identifying and describing the Collateral and such other reports in connection with the Collateral as the Pledgee may reasonably request, all in reasonable detail.
     SECTION 6. Records. The Pledgor shall keep its chief place of business and chief executive office and the office where it keeps its records concerning the Collateral, at the location therefor specified in Section 4(a)0 4(a).

     SECTION 7. Voting Rights; Etc.
     (a) So long as no event of default under the Loan Agreement (each such event being an “Event of Default”), shall have occurred and be continuing:
     (i) the Pledgor shall be entitled to exercise any and all voting and other consensual rights pertaining to the Security Collateral or any part thereof for any purpose not inconsistent with the terms of this Agreement, and the Pledgor shall be entitled to receive any dividends declared and paid with respect to the Pledged Shares; and
     (ii) the Pledgee shall execute and deliver (or cause to be executed and delivered) to the Pledgor all such proxies and other instruments as the Pledgor may reasonably request for the purpose of enabling the Pledgor to exercise the voting and other rights that it is entitled to exercise pursuant to Section 7(a)(i).
     (iii) Subject to Section 13, upon notice to the Pledgor by the Pledgee following the occurrence and during the continuance of an Event of Default, all rights of the Pledgor to exercise the voting and other consensual rights that it would otherwise be entitled to exercise pursuant to Section 7(a)(i) shall cease, and all such rights shall thereupon become vested in the Pledgee.
     SECTION 8. Transfers and Other Liens. The Pledgor shall not (a) sell, assign (by operation of law or otherwise) or otherwise dispose of, or grant any option with respect to, any of the Collateral, or (b) create or suffer to exist any lien, security interest, option or other charge or encumbrance upon or with respect to any of the Collateral except for the pledge, assignment, and security interest created by this Agreement and/or the Shareholders Agreement.
     SECTION 9. Pledgee Appointed Attorney-in-Fact. The Pledgor hereby irrevocably appoints the Pledgee the Pledgor’s attorney-in-fact, with full authority in the place and stead of the Pledgor and in the name of the Pledgor or otherwise, from time to time in the Pledgee’s discretion, to take any action and to execute any instrument that the Pledgee may deem necessary or advisable following the occurrence and during the continuance of an Event of Default to accomplish the purposes of this Agreement, including, without limitation:
     (a) to ask for, demand, collect, sue for, recover, compromise, receive and give acquittance and receipts for moneys due and to become due under or in respect of any of the Collateral;
     (b) to receive, endorse, and collect any drafts or other instruments and documents in connection with Section 9(a); and
     (c) to file any claims or take any action or institute any proceedings that the Pledgee may deem necessary or desirable for the collection of any of the Collateral or otherwise to enforce the rights of the Pledgee with respect to any of the Collateral.
     SECTION 10. Pledgee May Perform. If the Pledgor fails to perform any agreement contained herein, the Pledgee may itself perform, or cause performance of, such agreement, and the expenses of the Pledgee incurred in connection therewith shall be payable by the Pledgor.
     SECTION 11. The Pledgee’s Duties. The powers conferred on the Pledgee hereunder are solely to protect its interest in the Collateral and shall not impose any duty upon it to exercise any such powers. Except for the safe custody of any Collateral in the Pledgee’s possession and the accounting for moneys actually received by it hereunder, the Pledgee shall have no duty as to any Collateral, as to ascertaining or taking action with respect to calls, conversions, exchanges, maturities, tenders or other matters relative to any Security Collateral, whether or not the Pledgee has or is deemed to have knowledge of such matters, or as to the taking of any necessary steps to preserve rights against any parties or any other rights pertaining to any Collateral. The Pledgee shall be deemed to have exercised reasonable care in the custody and preservation of any Collateral in its possession if such Collateral is accorded treatment substantially equal to that which the Pledgee accords its own property.
     SECTION 12. Remedies. Subject to the provisions of Section 13, if any Event of Default shall have occurred and be continuing:
     (a) Subject to Section 13 of this Agreement, the Pledgee may exercise in respect of any Collateral, in addition to other rights and remedies provided for herein or otherwise available to it, all the rights and remedies of a secured party upon default under the Uniform Commercial Code in effect in the State of New York at such time (the “N.Y. Uniform Commercial Code”) (whether or not the N.Y. Uniform Commercial Code applies to the affected Collateral).
     (b) All cash proceeds received by the Pledgee in respect of any sale of, collection from, or other realization upon all or any part of the Collateral may, in the discretion of the Pledgee, be held by the Pledgee as collateral for, and/or then or at any time thereafter applied in whole or in part by the Pledgee for the ratable benefit of the Pledgor against, all or any part of the Secured Obligations in such order as the Pledgee shall elect. Any surplus of such cash or cash proceeds held by the Pledgee and remaining after payment in full of all the Secured Obligations shall be paid over to the Pledgor or to whomsoever may be lawfully entitled to receive such surplus.
     SECTION 13. Certain Provisions Required Under the Shareholders Agreement.
     (a) Within three (3) Business Days of the execution of this Agreement, the Pledgor shall deliver to each of the other shareholder parties to the Shareholders Agreement (the “Non-Pledging Shareholders”), pursuant to Section 4.8(a) of the Shareholders Agreement, (i) written notice of the pledge provided hereunder, which notice shall set forth the identity of the Pledgee, the amounts and terms of the Loan Agreement being secured by this Agreement, and the number of Pledged Shares, and (ii) a copy of this Agreement.
     (b) The Pledgee hereby acknowledges that it agrees to the terms and conditions set forth in Section 4.8 of the Shareholders Agreement as relates to the pledge of the Pledged Shares hereunder.
     (c) The Pledgee and Pledgor agree that:

     (i) The Pledgee, prior to taking any action to enforce its rights in or to any of the Pledged Shares (including, but not limited to, any enforcement upon, sale of, or acceptance of title to, any of the Pledged Shares) (an “Enforcement Action”), shall give at least forty-five (45) days prior written notice of such intention (an “Enforcement Notice”) to each of the Non-Pledging Shareholders.
     (ii) Upon receipt of such Enforcement Notice, each of the Non-Pledging Shareholders shall have the right, at the option of such Non-Pledging Shareholders to be exercised not later than forty-five (45) days after receipt of such Enforcement Notice, to purchase from the Pledgee (pro rata according to the respective percentage of Voting Stock owned by each Non-Pledging Shareholder exercising its purchase rights hereunder (each, a “Purchasing Shareholder” and, collectively, the “Purchasing Shareholders”) relative to the total number of shares of Voting Stock owned by all other Purchasing Shareholders, or in such other proportion as such Purchasing Shareholders may agree among themselves) the underlying obligation (or portion thereof) at a purchase price equal to the lesser of (A) the Fair Market Value of the Pledged Shares being purchased by such Purchasing Shareholder, as determined as of the date two (2) Business Days prior to such purchase or (B) the principal amount of the relevant underlying obligation being purchased by such Purchasing Shareholder, plus any interest, penalties, and other similar payments (if any) accrued and owing thereon up to, but excluding, the purchase date thereof. If the Purchasing Shareholder(s) exercise their rights hereunder to purchase the underlying obligation, the Purchasing Shareholder(s) will be obligated to purchase, and the Pledgee shall be obligated to sell, the underlying obligation in whole and not in part; provided that, if there is more than one Purchasing Shareholder, the purchase of such underlying obligation shall be apportioned among the Purchasing Shareholder(s) in accordance with the immediately preceding sentence. The Purchasing Shareholders’ purchase of the underlying obligation from the Pledgee shall be effective upon delivery of a purchase notice by the Purchasing Shareholders to the Pledgee, and such purchase shall not require the Pledgee’s consent. The transfer of the relevant underlying obligation to each Purchasing Shareholder shall be effective upon payment of the relevant purchase price to the Pledgee by each such Purchasing Shareholder, which payment shall be effected not later than forty-five (45) calendar days after receipt of the Enforcement Notice. Concurrently with such purchase of the underlying obligation (or portion thereof), this Agreement shall be automatically assigned to the Purchasing Shareholder(s). Thereafter, the Pledgor shall transfer the relevant Pledged Shares to each such Purchasing Shareholder, free and clear of all Liens, in exchange for cancellation of the underlying obligation with respect to such Pledged Shares, without any additional purchase price owed or payable with respect thereto. For the avoidance of doubt, the Pledged Shares shall be apportioned among each Purchasing Shareholder based on the pro rata amount of the underlying obligation purchased by each such Purchasing Shareholder.
     (d) If any Enforcement Action would result in the Transfer of Pledged Shares such that a Person, together with any of its Affiliates, would acquire more than fifty percent (50%) of the issued and outstanding shares of Voting Stock, and the Non-Pledging Shareholders do not elect to acquire in the aggregate all of the Pledged Shares pursuant to Section 13(c)(ii), then the Non-Pledging Shareholders shall each have the right, exercisable by written notice to the Pledgor and the Pledgee (a “Pledge Co-Sale Notice”) within forty-five (45) days from delivery by the Pledgee of the Enforcement Notice, to elect to sell in the proposed Transfer of Pledged Shares to such Person, all or any portion of such Non-Pledging Shareholders’ Shares, free and clear of any Liens other than obligations under the Shareholders Agreement. The Transfer of Shares by the Non-Pledging Shareholders pursuant to a Pledge Co-Sale Notice shall be at a price equal to the Fair Market Value thereof determined as of the date two (2) Business Days prior to the date of such Transfer or, at the election of such Non-Pledging Shareholders, such other price as may be agreed between the Pledgee and the Non-Pledging Shareholders electing to Transfer their Shares hereunder (which shall not be less than the Fair Market Value thereof). Failure of any Non-Pledging Shareholder to provide a Pledge Co-Sale Notice within such forty-five (45) day period shall be deemed an election by such Non-Pledging Shareholder not to participate in the proposed Transfer pursuant to this Section 13(c)(ii).
     (e) Each Non-Pledging Shareholder shall be an intended third-party beneficiary with respect to the rights of such Non-Pledging Shareholder set forth in this Section 13.
     (f) If any Pledged Shares are transferred to the Pledgee pursuant to the terms of this Agreement, the Pledgee agrees to be bound by the terms and conditions of the Shareholders Agreement and agrees to execute an Endorsement thereto.
     (g) For the purposes of this Section 13 only, the following terms shall have the following meanings:
     (i) “Affiliate” means, with respect to any Person, any other Person who directly or indirectly controls, or is under common control with, or is controlled by, such Person, including, if such Person is an individual, any relative or spouse of such Person, or any relative of such spouse of such Person, any one of whom has the same home as such Person, and also including any trust or estate for which any such Person or Persons specified herein, directly or indirectly, serves as a trustee, executor or in a similar capacity (including, without limitation, any protector or settlor of a trust) or in which any such Person or Persons specified herein, directly or indirectly, has a substantial beneficial interest, and any Person who is controlled by any such trust or estate. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means, with respect to any Person, the possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise) of a Person.
     (ii) “Business Day” means a day other than a Saturday, a Sunday, or any other day on which banks located in Moscow, Russia; Oslo, Norway; London, England; or New York, New York are authorized or obliged to close.

     (iii) “Endorsement” means an endorsement to the Shareholders Agreement in the form of Exhibit A to the Shareholders Agreement.
     (iv) “Fair Market Value” means, as of the date of determination thereof, the average of the Market Prices for the shares of Voting Stock for thirty (30) trading days immediately preceding such date of determination.
     (v) “Governmental or Regulatory Authority” means any court, tribunal, arbitrator, arbitral panel or legislature, government, ministry, committee, inspectorate, authority, agency, commission, official, or other competent authority of any country or state, as well as any county, city or other political subdivision of any of the foregoing.
     (vi) “Lien” means any mortgage, pledge, assessment, security interest, lease, lien, adverse claim, levy, charge or other encumbrance of any kind, or any conditional sale contract, title retention contract or other contract to grant any of the foregoing.
     (vii) “Market Price” means the price of one share of Voting Stock on the relevant date, determined (A) on the basis of the last reported sale price regular way on the Nasdaq National Market or (B) if there is no such reported sale price on any such day, on the basis of the average of the reported closing bid and asked prices regular way on the Nasdaq National Market.
     (viii) “Person” means any natural person, corporation, partnership, limited liability company, proprietorship, other business organization, trust, union, association or Governmental or Regulatory Authority, whether incorporated or unincorporated.
     (ix) “Shares” means shares of Common Stock or other capital stock of the Company, whether or not authorized, or any option, right, subscription, warrant, phantom stock right or other contract right to receive shares of Common Stock or such other capital stock, or any bonds, notes, debentures or other securities of any kind whatsoever, that are, or may become, convertible into or exchangeable or exercisable for, shares of Common Stock or other capital stock of the Company.
     (x) “Transfer” means any direct or indirect sale, exchange, transfer (including, without limitation, any transfer by gift or operation of law, or any transfer of an economic interest in any derivative security of any Share), assignment, distribution or other disposition, or issuance or creation of any option or any voting proxy, voting trust or other voting agreement in respect of any Person or instrument (including, without limitation, any of the Shares), whether in a single transaction or a series of related transactions, including, without limitation, the direct or indirect enforcement or foreclosure of any Lien.
     (xi) “Voting Stock” has, in relation to the Company, the meaning specified in Section 203(c)(8) of the General Corporation Law of the State of Delaware as in effect on the date of the Shareholders Agreement.

     SECTION 14. Cyprus Registration Requirements. The Pledgor shall, at its own expense, cause the registration of the pledge under this Agreement with the Registrar of Companies in Cyprus and provide the Pledgee with a document confirming that such registration has been duly obtained, apostiled and accompanied by a translation into Russian and certified by Russian notary public, within 42 days following date of this Agreement.
     SECTION 15. Amendments; Waivers; Etc. No amendment or waiver of any provision of this Agreement, and no consent to any departure by the Pledgor herefrom, shall in any event be effective unless the same shall be in writing and signed by the Pledgee, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given. No failure on the part of the Pledgee to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or the exercise of any other right.
     SECTION 16. Restricted Securities. Pledgee understands that the Pledged Shares have not been registered under the United States Securities Act of 1933, as amended. Pledgee understands that the Pledged Shares are “restricted securities” under applicable U.S. federal and state securities laws and that, pursuant to these laws, in the event Pledgee forecloses on any of the Pledged Shares, Pledgee must hold such shares indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. Pledgee further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, time and manner of sale restrictions, a holding period for the Pledged Shares, and on requirements relating to the issuer of the Pledged Shares which are outside of Pledgee’s control, and which the Pledgor is under no obligation to satisfy.
     SECTION 17. Continuing Security Interest; Assignments. This Agreement shall create a continuing security interest in the Collateral and shall (a) remain in full force and effect until the payment in full in cash of the Secured Obligations, (b) be binding upon the Pledgor, its successors, and assigns, and (c) inure, together with the rights and remedies of the Pledgee hereunder, to the benefit of the Pledgee and its successors, transferees, and assigns.
     SECTION 18. Termination. Upon the payment in full in cash of the Secured Obligations, the pledge, assignment, and security interest granted hereby shall terminate and all rights to the Collateral shall revert to the Pledgor. Upon any such termination, the Pledgee shall, at the Pledgor’s expense, return the certificate(s) representing the Pledged Shares to the Pledgor and execute and deliver to the Pledgor such documents as the Pledgor shall reasonably request to evidence such termination.
     SECTION 19. Third-Party Rights. Except as set forth in Section 13(e), the terms and conditions of this Agreement are intended solely for the benefit of the parties hereto and their respective successors and permitted assigns, and it is not the intention of the parties hereto to confer third party beneficiary rights upon any other Person.
     SECTION 20. Governing Law; Terms. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without reference to any principals of conflicts of laws that would direct the application of the law of another jurisdiction. Unless otherwise defined herein or in the Loan Agreement, terms used in Article 9 of the N.Y. Uniform Commercial Code are used herein as therein defined.
     This Agreement is signed by the Parties in English and Russian. In case of any discrepancies in interpreting the English version shall prevail.
Signature Page Follows

     IN WITNESS WHEREOF, the Pledgor and the Pledgee have caused this Agreement to be duly executed and delivered by their respective duly authorized representatives as of the date first above written.

SUNBIRD LIMITED

By:	/s/ C. Michaelides
Name:	C. Michaelides
Title:	Director Sunbird Limited

By:	/s/ S. Herodotou
Name:	S. Herodotou
Title:	Director Sunbird Limited

OAO ALFA-BANK

By:	/s/ V.V. Tatarchuk
Name:	V.V. Tatarchuk
Title:	Deputy Chairman of the Executive Board “ALFA-BANK”

Signature Page	Pledge Agreement